Exhibit 3.1(a)

DEED OF AMENDMENT OF

THE ARTICLES OF ASSOCIATION

AGENDIA N.V.

(unofficial translation)

Today, the sixth of December two thousand and nineteen,

appeared before me, Manon Anna Justina Cremers, civil law notary in Amsterdam:

Meike Theodora Francisca van Schaijk, care of Stibbe, Beethovenplein 10, 1077 WM Amsterdam, born in Nijmegen on the thirteenth of November nineteen hundred and eighty-seven. The appearing person declared as follows:

•

the articles of association of Agendia N.V., a public limited company (naamloze vennootschap) having its seat in Amsterdam, its address at Science Park 406, 1098 XH Amsterdam and registered in the trade register under number 34185452 (the “company”), were lastly amended by deed executed on the twenty-fourth of July two thousand and eighteen before a legal substitute for M.A.J. Cremers, civil law notary in Amsterdam;

•

on the fourteenth of November two thousand and nineteen, at the proposal of the management board that has been approved by the supervisory board, the general meeting of the company resolved to amend the articles of association of the company partially;

•	furthermore, it was decided to authorize the appearing person to effect such amendment of the articles of association; and

•	that these resolutions are evidenced by a copy of the minutes of the relevant meeting to be attached to this deed.

Subsequently, the appearing person declared to amend the articles of association of the company partially, in pursuance of the referred resolutions, so:

Article 4 paragraph 1 will read as follows:

1.	The company’s authorised capital amounts to forty million euros (EUR 40,000,000) and is divided into:

(i) three hundred and seventy-five million (375,000,000) ordinary shares; and

(ii) one hundred and twenty-five thousand (125,000) preference shares P,

each with a nominal value of eight euro cents (EUR 0.08).

Upon the moment that an aggregate amount of zero point eight zero zero nine zero one euro (EUR 0.800901) is distributed on a preference share P pursuant to article 22, whether or not in one instance, the preference share P is automatically converted into an ordinary share.

Final statements

Finally the appearing person declared:

(i)	by deed executed today before me, civil law notary, the company issued eight million three

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hundred and thirty-three thousand three hundred and thirty-three (8,333,333) ordinary shares, each with a nominal value of eight eurocents (EUR 0.08), under the condition precedent of the present amendment to the articles of association; and

(ii)

upon the current amendment of the articles of association taking effect, the issued and paid-up capital will amount to nine million ninety thousand two hundred and forty-six euros and eighty cents (EUR 9,090,246.80) divided into:

•	eighty-three million eight hundred and twenty-one thousand five hundred and sixty-one (83,821,561) ordinary shares, each with a nominal value of eight euro cents (EUR 0.08); and

•	twenty-nine million eight hundred and six thousand five hundred and twenty-four (29,806,524) preference shares P, each with a nominal value of eight euro cents (EUR 0.08).

Final clause

This deed was executed in Amsterdam today.

The substance of this deed was stated and explained to the appearing person.

The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.

Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil law notary, at six hours forty-one minutes post meridiem. (Signed): M.T.F. van Schaijk, M.A.J. Cremers.

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